EXHIBIT 14.1

SBD code of Ethics

We, as management and employees of SiteWorks Building and Development Co, (SBD) in recognition of the importance of our technologies in affecting the quality of life throughout the world, and in accepting a personal obligation to our profession, its members and the communities we serve, do hereby commit ourselves to the highest ethical and professional conduct and agree:

1. to accept responsibility in making engineering decisions consistent with the safety, health and welfare of the public, and to disclose promptly factors that might endanger the public or the environment;

2. to avoid real or perceived conflicts of interest whenever possible, and to disclose them to affected parties when they do exist;

3. to be honest and realistic in stating claims or estimates based on available data;

4. to reject bribery in all its forms;

5. to improve the understanding of technology, its appropriate application, and potential consequences;

6. to maintain and improve our technical competence and to undertake technological tasks for others only if qualified by training or experience, or after full disclosure of pertinent limitations;

7. to seek, accept, and offer honest criticism of technical work, to acknowledge and correct errors, and to credit properly the contributions of others;

8. to treat fairly all persons regardless of such factors as race, religion, gender, disability, age, or national origin;

9. to avoid injuring others, their property, reputation, or employment by false or malicious action;

10. to assist colleagues and co-workers in their professional development and to support them in following this code of ethics.

Agreed to By the Board of Directors,

SiteWorks Building & Development Co.,